General New York Municipal Money Market Fund
Statement of Investments
August 31, 2005 (Unaudited)

Tax Exempt Investments--100.1%	Principal Amount ($)		Value ($)
New York--97.9%			
Albany City School District, GO Notes, RAN			
3.25%, 10/28/2005	3,500,000		3,504,283
Albany Industrial Development Agency :			
Civic Facility Revenue:			
(Albany College of Pharmacy)			
2.57% (LOC; SunTrust Bank)	4,000,000	a	4,000,000
(Albany Medical Center Hospital)			
2.52% (LOC; Key Bank)	5,000,000	a	5,000,000
Refunding (Albany Institution History and Art)			
2.62% (LOC; Key Bank)	2,075,000	a	2,075,000
(Renaissance Corp. Albany Project)			
2.60% (LOC; M&T Bank)	3,315,000	a	3,315,000
(University of Albany Foundation Student)			
2.49% (Insured; AMBAC and Liquidity			
Facility; Key Bank)	600,000	a	600,000
IDR:			
(Davies Office Refurbishing)			
2.56% (LOC; HSBC Bank USA)	2,375,000	a	2,375,000
2.56% (LOC; HSBC Bank USA)	1,650,000	a	1,650,000
(Newkirk Productions Inc.)			
2.56% (LOC; Bank of America)	1,130,000	a	1,130,000
Allegany County, GO Notes, BAN 3.50%, 12/8/2005			
(LOC; DEPFA Bank PLC)	3,000,000		3,010,403
Babylon Industrial Development Agency, IDR			
(J. D'Addario and Co. Inc. Project)			
2.50% (LOC; Bank of America)	1,200,000	a	1,200,000
Beacon, GO Notes, BAN 3%, 12/23/2005	2,000,000		2,004,842
Commack Union Free School District, GO Notes			
3.25%, 11/18/2005	13,000,000		13,016,084
Erie County Industrial Development Agency:	.		
Civic Facility Revenue:			
(Hauptman-Woodward Project)			
2.57% (LOC; Key Bank)	2,400,000	a	2,400,000
(Multi-Mode-UCP Association)			
2.57% (LOC; Key Bank)	5,010,000	a	5,010,000
(People Inc. Project)			
2.57% (LOC; Key Bank)	2,815,000	a	2,815,000
IDR (MMARS 3rd Program-B&G Properties)			
2.70% (LOC; HSBC Bank USA)	1,095,000	a	1,095,000
School Facility Revenue			
(City School District. Buffalo Project)			
2.51% (Insured; FSA and Liquidity Facility; Goldman Sachs)	4,220,000	a	4,220,000
Freeport, GO Notes, BAN			
4%, 7/27/2006	2,230,000		2,252,854
Hempstead Industrial Development Agency, IDR			
Refunding (Trigen-Nassau Energy)			
2.40 (LOC; Societe Generale)	5,200,000	a	5,200,000
Islip, GO Notes, BAN 3%, 11/23/2005	1,800,000		1,803,183
Islip Industrial Development Agency, IDR			

(Brentwood Distribution Co.			
Facility) 2.55% (LOC; Bank of America)	1,000,000	a	1,000,000
Metropolitian Transportation Authority,			
Transportation Revenue, CP:			
2.75%, 11/4/2005 (LOC; ABN-AMRO)	8,400,000		8,400,000
2.60%, 11/8/2005 (LOC; ABN-AMRO)	18,000,000		18,000,000
2.70%, 11/8/2005 (LOC; ABN-AMRO)	17,500,000		17,500,000
Monroe County Industrial Development Agency:			
Civic Facility Revenue:			
(Heritage Christian Home Project)			
2.57% (LOC; Key Bank)	2,985,000	a	2,985,000
(YMCA of Greater Rochester)			
2.54% (LOC; M&T Bank)	5,520,000	a	5,520,000
College and University Revenue			
(Monroe Community College)			
2.57% (LOC; M&T Bank)	3,500,000	a	3,500,000
IDR (Jamestown Continental)			
2.70% (LOC; HSBC Bank USA)	890,000	a	890,000
LR (Robert Weslayan)			
2.57% (LOC; M&T Bank)	2,905,000	a	2,905,000
Nassau County Tobacco Settlement Corporation,			
Tobacco Settlement Revenue:			
2.57% (Liquidity Facility; Merrill Lynch)	10,800,000	a	10,800,000
2.57% (Liquidity Facility; Merrill Lynch)	5,000,000	a	5,000,000
Nassau Regional Off Track Betting Corp.,			
Betting Corporation Revenue			
(Nassau County Suport Agreement)			
4%, 7/1/2006 (Insured; MBIA)	1,455,000		1,466,814
New York, GO Notes:			
3%, 3/15/2006	3,000,000		3,007,859
Refunding 2.50%, 10/15/2005	3,170,000		3,170,963
New York City, GO Notes			
2.55% (Liquidity Facility; Merrill Lynch)	9,320,000	a	9,320,000
New York City Housing Development Corporation,			
MFHR (Parkview Apartments)			
2.40% (LOC; Citibank)	1,000,000	a	1,000,000
New York City Industrial Development Agency			
Civic Facility Revenue:			
(Brooklyn United Methodist Project)			
2.50% (LOC; The Bank of New York)	2,700,000	a	2,700,000
(Columbia Grammar and Preparatory)			
2.55% (LOC; Allied Irish Banks)	1,900,000	a	1,900,000
(Jamaica First Parking LLC Project)			
2.50% (LOC; JPMorgan Chase Bank)	9,525,000	a	9,525,000
(Mercy College Project)			
2.55% (LOC; Key Bank)	3,900,000	a	3,900,000
IDR (Allway Tools Inc. Additional Project)			
2.57% (LOC; Citibank)	2,035,000	a	2,035,000
New York City Transitional Finance Authority,			
Income Tax Revenue			
(Future Tax Secured):			
2.28% (Liquidity Facility; Citibank)	10,200,000	a	10,200,000
New York Counties Tobacco Trust II, Tobacco Settlement Revenue			
2.57% (Liquidity Facility; Merrill Lynch)	5,215,000	a	5,215,000
New York State Dormitory Authority:			
Revenues:			
(Mount Sinai Health)			
2.55% (Liquidity Facility; Merrill Lynch)	9,335,000	a	9,335,000

(Oxford University Press Inc.)			
2.37% (LOC; Landesbank Hessen-Thuringern Girozentrale)	6,800,000	a	6,800,000
(Park Ridge Hospital Inc.)			
2.52% (LOC; JPMorgan Chase Bank)	10,800,000	a	10,800,000
(Putter Program)			
2.52% (Insured; Radian and Liquidity Facility; JPMorgan Chase Bank)	3,745,000	a	3,745,000
New York State Energy Research and Development Authority,			
Electric Facilities Revenue (Long Island Lighting Co.)			
2.40% (LOC; Royal Bank of Scotland)	2,200,000	a	2,200,000
New York State Housing Finance Agency, Revenue:			
(33 West End Avenue Apartments)			
2.39% (LOC; HSBC Bank USA)	9,000,000	a	9,000,000
(250 West 93rd Street)			
2.37% (LOC; Bank of America)	13,000,000	a	13,000,000
(360 West 43rd Street)			
2.38% (LOC; FNMA)	2,000,000	a	2,000,000
(400 3rd Avenue Apartments)			
2.39% (LOC; Key Bank)	5,500,000	a	5,500,000
(Chelsea 27th Street Apartments)			
2.46% (Insured; FNMA and Liquidity Facility; FNMA)	22,200,000	a	22,200,000
(East 39 Street Housing)			
2.40% (Insured; FNMA and Liquidity Facility; FNMA)	4,800,000	a	4,800,000
(Hospital Special Surgery Staff)			
2.47% (LOC; JPMorgan Chase Bank)	3,200,000	a	3,200,000
(Rip Van Winkle House)			
2.51% (Insured; FHLMC and			
Liquidity Facility; FHLMC)	5,800,000	a	5,800,000
(Sea Park West Housing)			
2.38% (Insured; FHLMC and			
Liquidity Facility; FHLMC)	3,750,000	a	3,750,000
(South Cove Plaza)			
2.46% (LOC; FHLMC)	1,410,000	a	1,410,000
(Tower 31 Housing)			
2.40% LOC; Bank of America)	10,000,000	a	10,000,000
(Tribeca)			
2.38% (Insured; FMNA)	7,900,000	a	7,900,000
(Union Square South Housing)			
2.38% (Insured; FMNA)	5,000,000	a	5,000,000
(Victory Housing)			
2.38% (LOC; FHLMC)	14,500,000	a	14,500,000
(Worth Street)			
2.38% (LOC; FNMA)	12,000,000	a	12,000,000
New York State Mortgage Agency, Revenue			
2.56% (Liquidity Facility; Citibank)	6,745,000	a	6,745,000
New York State Power Authority,			
Electric Revenue, CP:			
2.55%, 9/13/2005 (Liquidity Facility; Bank of Nova Scotia,			
Landesbank Baden Wurttemburg, JPMorgan Chase Bank, State			
Street Bank and Trust, Bank of New York, Wachovia Bank)	15,000,000		15,000,000
2.70%, 9/12/2005 (Liquidity Facility; Bank of Nova Scotia,			
Landesbank Baden Wurttemburg, JPMorgan Chase Bank, State			
Street Bank and Trust, Bank of New York, Wachovia Bank)	9,186,000		9,186,000
New York State Thruway Authority			
General Revenue, BAN 2.25%, 10/6/2005	4,000,000		4,000,369
New York State Urban Development Corporation,			
Correctional and Youth Facilities Service Revenue			
2.54% (Liquidity Facility; Merrill Lynch)	3,500,000	a	3,500,000
Niagara County Industrial Development Agency,			

Civic Facility Revenue (NYSARC Inc.)			
2.57% (LOC; Key Bank)	2,900,000	a	2,900,000
Northport-East Northport			
Union Free School District GO Notes			
4%, 6/30/2006	5,000,000		5,047,672
Oneida County Industrial Development Agency,			
IDR (CMB Oriskany)			
2.65% (LOC; The Bank of New York)	2,210,000	a	2,210,000
Ontario County Industrial Development Agency:			
Civic Facility Revenue			
(Friends Finger Lake)			
2.55% (LOC; Citizens Bank of Massachusetts)	3,395,000	a	3,395,000
IDR			
(Robert C. Horton/Ultrafab)			
2.65% (LOC; JPMorgan Chase Bank)	1,400,000	a	1,400,000
Otsego County Industrial Development Agency,			
Civic Facility Revenue			
(Noonan Community Service Corporation Project)			
2.52% (LOC; FHLB)	2,000,000	a	2,000,000
Port Authority of New York and New Jersey,			
Special Obligation Revenue			
(Versatile Structure Obligation):			
2.37% (Liquidity Facility; Bank of Nova Scotia)	47,900,000	a	47,900,000
2.37% (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	15,500,000	a	15,500,000
Poughkeepsie Industrial Development Agency,			
Senior Living Facility Revenue			
(Manor at Woodside Project) 2.55%			
(LOC; The Bank of New York)	5,000,000	a	5,000,000
Roaring Fork Municipal Products LLC, Revenue			
2.56% (Liquidity Facility; Bank of New York)	8,125,000	a	8,125,000
Sachem Central School District of Holbrook, GO Notes			
3.75%, 6/22/2006	19,220,000		19,369,192
Saint Lawrence County Industrial Development Agency:			
Civic Facility Revenue (Canton-Potsdam			
Hospital Project) 2.52% (LOC; Key Bank)	5,808,000	a	5,808,000
IDR (Newspapers Corp.)			
2.64% (LOC; Key Bank)	2,240,000	a	2,240,000
Schenectady County Industrial Development			
Agency, Civic Facility Revenue			
(Sunnyview Hospital and Rehabilitation Center)			
2.52% (LOC; Key Bank)	4,000,000	a	4,000,000
Schoharie County Industrial Development Agency,			
Civic Facility Revenue (Bassett Hospital Project)			
2.57% (LOC; Key Bank)	1,600,000	a	1,600,000
Southeast Industrial Development Agency, IDR			
(Unilock New York Inc. Project)			
2.55% (LOC; Bank One)	1,800,000	a	1,800,000
Suffolk County Industrial Development Agency, IDR:			
(Belmont Villas LLC Facility)			
2.53% (Insured; FNMA and Liquidity Facility; FNMA)	6,255,000	a	6,255,000
(BIO-Botanica Inc. Project)			
2.53% (LOC; Citibank)	3,570,000	a	3,570,000
Syracuse Industrial Development Agency,			
Civic Facility Revenue, Refunding			
(Crouse Health Hospital)			
2.46% (LOC; M&T Bank)	4,000,000	a	4,000,000
Ulster County Industrial Development Agency,			
IDR (Kingston Block and Masonry)			

2.65% (LOC; The Bank of New York)	3,175,000	a	3,175,000
Warren and Washington Counties Industrial Development			
Agency, IDR (Angiodynamics Project)			
2.64% (LOC; Key Bank)	3,060,000	a	3,060,000
Westchester County Industrial Development			
Agency, Civic Facility Revenue:			
Refunding (Rye Country Day School Project)			
2.40% (LOC; Allied Irish Banks)	5,000,000	a	5,000,000
(Westhab Community Facilities)			
2.55% (Bank of New York)	5,825,000	a	5,825,000
(Young Women's Christian Association)			
2.50% (LOC; The Bank of New York)	4,350,000	a	4,350,000
Westchester Tobacco Aset Securitization Corporation			
Tobacco Settlement Asset Backed, Revenue			
2.57% (Liquidity Facility; Merrill Lynch)	4,400,000	a	4,400,000
Yonkers Industrial Development Agency:			
Civic Facility Revenue			
(Consumers Union Facility)			
2.40 (LOC; Bank of New York)	900,000	a	900,000
IDR (104 Ashburton Avenue LLC)			
2.55% (LOC; Key Bank)	2,925,000	a	2,925,000
U.S. Related--2.2%			
Commonwealth of Puerto Rico, Fuel Sales Tax Revenue			
2.47% (Insured; MBIA and Liquidity Facility;			
JPMorgan Chase Bank)	5,210,000	a	5,210,000
Puerto Rico Municipal Finance Agency, Revenue			
2.47% (Insured; FSA and Liquidity Facility;			
JPMorgan Chase Bank)	6,500,000	a	6,500,000
Puerto Rico Public Finance Corporation, Revenue			
(Putters Program) 2.51% (Insured; AMBAC			
and Liquidity Facility; JPMorgan Chase Bank)	1,000,000	a	1,000,000
Total Investments (cost $573,453,518)	**100.1%**		**573,453,518**
Liabilities, Less Cash and Receivables	**(.1%)**		**(449,866)**
Net Assets	**100.0%**		**573,003,652**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation
BAN	Bond Anticipation Notes
CIFG	CDC Ixis Financial Guaranty
COP	Certificate of Participation
CP	Commercial Paper
EDR	Economic Development Revenue
EIR	Environment Improvement Revenue
FGIC	Financial Guaranty Insurance Company
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association
FSA	Financial Security Assurance
GAN	Grant Anticipation Notes
GIC	Guaranteed Investment Contract
GNMA	Government National Mortgage Association
GO	General Obligation
HR	Hospital Revenue
IDR	Industrial Development Revenue
LOC	Letter of Credit
LOR	Limited Obligation Revenue
LR	Lease Revenue
MBIA	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue
MFMR	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue
RAC	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes
SFHR	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue
SWDR	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes
TAW	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)*
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	91.6
AAA, AA, A b		Aaa, Aa, A b		AAA, AA, A b	1.3
Not Rated c		Not Rated c		Not Rated c	7.1
					100.0

* Based on total investments.

a Securities payable on demand. Variable interest rate--subject to periodic change.

b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

c Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager
  to be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investments related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.